JUDGE'S DOCKET SHEET – JUDGMENT IN A MISDEMEANOR CASE

Defendant's Name: John McLinley **Case Number:** 20BA-CR00660

APPEARANCES

X State by HA, defendant in person and (by counsel Sirola.) (___State waives jail time).
___ State by ___ and defendant. Defendant knowingly and intelligently waives right to counsel and files written waiver.
___ State by ___ and defendant by counsel ___. All parties agree that defendant need not be present.

FILINGS

___ State (files/amends) (substitute/___ amended) information (by interlineation). Formal arraignment waived.
___ State enters nolle pros to Count(s) ___. Count(s) ___ are dismissed.

FINDINGS

___ Defendant (withdraws plea of not guilty and) enters plea of guilty (to Count(s) ___). Defendant is advised of rights and plea is held informed and voluntary. Court finds defendant guilty.
___ Defendant (withdraws plea of not guilty and) enters plea of guilty (to Count(s) ___). Defendant is advised of rights and plea is held informed and voluntary. Court declines plea agreement. After being advised of the range of punishment, defendant maintains plea of guilty. Court finds defendant guilty.
___ For crimes involving harm to a person, State has notified or attempted to notify the victim.

JUDGMENT AND SENTENCE

Count I
X Incarceration in Boone County Jail for 365 days (to begin ___) (credit for ___ days served since ___).
Sentence to run (concurrent with/consecutive to) ___.
Fine of $___. Execution of $___ stayed on condition: ___.
X (Execution/Imposition/$___) of sentence suspended and defendant placed on probation for ___one year ✓ two years.
Probation supervised by ___Probation and Parole. X Adult Court Services until all special conditions are met. ___unsupervised.

Count ___
___ Incarceration in Boone County Jail for ___ (to begin ___) (credit for ___ days served since ___).
Sentence to run (concurrent with/consecutive to) ___.
Fine of $___. Execution of $___ stayed on condition: ___.
___ (Execution/Imposition/$___) of sentence suspended and defendant placed on probation for ___one year ___two years.
Probation supervised by ___Probation and Parole. ___Adult Court Services until all special conditions are met. ___unsupervised.

Count ___
___ Incarceration in Boone County Jail for ___ (to begin ___) (credit for ___ days served since ___).
Sentence to run (concurrent with/consecutive to) ___.
Fine of $___. Execution of $___ stayed on condition: ___.
___ (Execution/Imposition/$___) of sentence suspended and defendant placed on probation for ___one year ___two years.
Probation supervised by ___Probation and Parole. ___Adult Court Services until all special conditions are met. ___unsupervised.

DEPARTMENT OF REVENUE ACTION

___ Pursuant to § 302.302.5, RSMo, defendant is allowed to complete a driver improvement program in lieu of points as to Count ___
___ Pursuant to § 302.303 and 303.025.3(3), RSMo, defendant is placed under supervision of the Director of Revenue in lieu of assessment of points for failure to maintain financial responsibility as charged in Count ___
___ Pursuant to § 302.400.1, RSMo, Court finds defendant guilty of the following offense(s) and that the defendant was under 21 years of age at the time the offense was committed:

1. ___ An alcohol-related traffic offense
2. ___ An offense involving the possession or use of alcohol, committed while operating a motor vehicle
3. ___ An offense involving the possession or use of a controlled substance as defined in Chapter 195, RSMo. & Chapter 579 RSMo.
4. ___ An offense involving the possession or use of alcohol for a second time and a determination of guilt or its equivalent was made for the first offense and both offenses were committed by defendant when defendant was under 18 years of age

For each offense noted directly above, the court further finds that the conviction is/was for a violation of state law or county or municipal ordinance, the judge was an attorney, and the defendant was represented by counsel or waived the right to an attorney in writing.

5. ___ An offense involving alteration, modification or misrepresentation of a license to operate a motor vehicle in violation of §311.328, RSMo.

Director of Revenue is ordered, pursuant to § 302.400.6, RSMo, to:
___ Suspend defendant's driving privileges for 90 days (first offense)
___ Revoke defendant's driving privileges for one year (second/subsequent offense)

___ Pursuant to § 302.400.2, RSMo, Court finds defendant committed a crime or violation of § 311.325, RSMo, and defendant was more than 15, and under 21, years of age when the crime or violation was committed. Pursuant to § 302.400.2, RSMo, the Director of Revenue is ordered to:
___ Suspend defendant's driving privileges for: ___ 30 days (first offense) ___ 90 days (second offense)
___ Revoke defendant's driving privileges for one year (third and subsequent offense)

___ Pursuant to § 302.405, RSMo, Court finds defendant guilty of a violation of a state, county, or municipal law involving the possession or use of a controlled substance, as defined in Chapter 195, RSMo, and Chapter 577, RSMo, while operating a motor vehicle, and defendant was 21 years of age or older at the time the offense was committed.
___ Director of Revenue is ordered to revoke defendant's driving privileges for one year.
___ Defendant is ordered to surrender his/her license to the court.

___ Order of supervision/revocation entered pursuant to
___ §311.321, RSMo, Possession of Altered License
___ §302.286, RSMo, Motor Fuel Theft

D5 PM

SPECIAL CONDITIONS OF PROBATION (OR STAY OF FINE) - Defendant is ordered to:

X 1. Complete (Victim Impact Panel / STOP/ ~~Batter's Intervention Program~~ / ~~Anger Management Program~~/ _____) and file proof of completion within 60 days.

____ 2. Receive a substance abuse assessment by a certified SATOP agency within 60 days and follow the recommendation.

X 3. Not violate the law and report any arrest (or summons) within 48 hours.

____ 4. Submit to a chemical test at request of any law enforcement officer.

____ 5. Not enter establishments whose primary purpose is the sale or distribution of alcohol.

✓ 6. Not possess or consume intoxicants (~~until attaining age 21 years~~), and not possess or consume any controlled substances.

____ 7. Pay (reimbursement of law enforcement agency expenses pursuant to § 488.5334 RSMo/laboratory charges for drug testing pursuant to § 488.029 RSMo) which shall be included in the total amount assessed for court costs.

____ 8. Seek and complete _____ counseling as directed by probation officer _____.

____ 9. Not operate a motor vehicle unlawfully.

____ 10. Pursuant to Section § 302.442 RSMo, defendant shall not operate a motor vehicle for _____ years. unless it is equipped with a functioning Ignition Interlock Device and defendant to file proof to the court of installation of Ignition Interlock Device when driving privileges are reinstated.

____ 11. Not maintain a checking account and not write checks.

____ 12. Have no unlawful contact with G__.K___

X 13. Not possess firearms or weapons unless approved by ACS.

____ 14. Not be on premises of _____.

____ 15. Serve _____ days of shock detention in the Boone County Jail commencing _____ at _____ a.m./p.m.

____ 16. Complete _____ hours Community Service Work within _____ under (PP/PA/ACS) supervision.

____ 17. Submit to fingerprinting.

____ 18. Pay the Prosecuting Attorney's administrative fee in the amount of $_____ and a M.O.P.S. fee of $_____.

____ 19. Pay child support as ordered in case number _____ in the amount of $_____ per month plus $_____ per month toward arrearages. Said payments to be made by the _____ day of each month commencing _____.

____ 20. Pay restitution (in the amount of $_____ and 9% interest as accrued to the Prosecuting Attorney) (To be filed by Prosecutor and approved by court) (within _____ /with payments of at least $_____ per month commencing _____. /as directed/jointly and severally with _____).

X 21. Court costs and Crime Victim Compensation Fund Judgment of $10.00 ordered paid to the Circuit Clerk at time of disposition. Cash bond if any, applied to balance due.

____ 22. Fine Payment: Defendant to report to Adult Court Services on date of disposition or within 24 hours of release from Jail. All fines and associated court costs not paid forthwith to Circuit Clerk are ordered to be paid in full within 90 days. Cash bond if any, applied to balance due.

X 23. Pay a time payment fee of $25.00 if all court costs and fines are not paid in full within 30 days, and the time payment fee shall be included in the total amount assessed for court costs.

____ 24. Not be discharged from supervised probation until all costs, fines and restitution are paid.

____ 25. • Obtain advance permission from Adult Court Services before making any change in residency.
 • Report any changes to employment to Adult Court Services within 48 hours.
 • Report immediately to, and as directed by Adult Court Services. Abide by any directives given to you by Adult Court Services.
 • Enter and successfully complete supervision and abide by all rules and program requirements as directed by the Court or Adult Court Services.

X 26. Abide by DVSA

X ____ Show cause hearing is set and defendant's ordered to appear

FURTHER ORDERS: at 1:30 p.m. on 1/4/21.

____ At defendant's request, defendant (will be allowed to serve/has served) _____ days in the Boone County Jail in satisfaction Of court costs and fines. Crime Victim Compensation Fund Judgment remains due on Civil Judgment Index.

____ Home Detention Study ordered. State ( ) opposed ( ) not opposed ( ) defers.

____ If defendant is allowed to serve shock detention/sentence on home detention under supervision of entity approved by ACS commencing _____ it shall be at no cost to Boone County and defendant is ordered To file written proof of commencement and successful completion.

____ Show cause hearing is set _____ and defendant is ordered to appear if proof of _____ is not filed.

____ Work Release Petition (filed/to be filed). State ( ) opposed ( ) not opposed. Petition ( ) approved ( ) denied.

X Defense Counsel given leave to withdraw after disposition.

Defendant hereby acknowledges receipt of judgment and order including conditions of probation, if any.

_____   11, 4-2020
DEFENDANT'S SIGNATURE   DATE   _Kimberly Shaw_

                                      JUDGE'S SIGNATURE